Securities and Exchange Commission


                                  Washington, D.C.  20549


                                         Form 11-K



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the fiscal year ended December 31, 1994


                                             OR


       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                               Commission file number 1-7784


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            CENTURY TELEPHONE ENTERPRISES, INC.
                                   DOLLARS AND SENSE PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            CENTURY TELEPHONE ENTERPRISES, INC.
                                   100 CENTURY PARK DRIVE
                                     MONROE, LA  71203





                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of net assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 16, 1995



                            CENTURY TELEPHONE ENTERPRISES, INC.
                                   DOLLARS AND SENSE PLAN
          Statements of Net Assets Available for Benefits With Fund Information

                                              Century      Asset      Growth   S & P 500     Money                 Bond
                                 Combined     Common    Allocation    Stock     Stock        Market       Loan     Index   Sweep
December 31, 1994                  Funds    Stock Fund     Fund        Fund      Fund         Fund        Fund      Fund  Account
- --------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments               $  37,875,323   20,207,164   4,582,797  3,630,195   3,237,778  2,558,322   2,774,156  884,911      -
  Contributions receivable -
   employer                       371,630      371,630           -          -           -          -           -        -      -
  Contributions receivable -
   employee                         2,165        1,147         250        330         132        282           -       24      -
- --------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
 FOR BENEFITS               $  38,249,118   20,579,941   4,583,047  3,630,525   3,237,910  2,558,604   2,774,156  884,935      -
================================================================================================================================

December 31, 1993
- --------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
  Investments               $  30,772,142   14,820,367   4,779,814  2,891,461   2,999,749  2,194,149   2,164,399  922,203      -
  Cash                            147,623      147,623           -          -           -          -           -        -      -
  Contributions receivable -
   employer                       336,053      336,053           -          -           -          -           -        -      -
- --------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
 FOR BENEFITS               $  31,255,818   15,304,043   4,779,814  2,891,461   2,999,749  2,194,149   2,164,399  922,203      -
================================================================================================================================

See accompanying notes to financial statements.

                        CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
 Statement of Changes in Net Assets Available for Benefits With Fund Information
                        For the Year Ended December 31, 1994

                                        Century      Asset        Growth     S & P 500     Money                  Bond
                             Combined    Common    Allocation      Stock       Stock       Market     Loan       Index     Sweep
                               Funds   Stock Fund     Fund          Fund        Fund        Fund      Fund        Fund    Account
- ---------------------------------------------------------------------------------------------------------------------------------

Investment income (loss)
   Net appreciation
    (depreciation) in
    fair value of
    investments          $  2,048,981   2,531,407    (372,389)      66,975     (84,137)         -          -     (92,875)       -
   Other income               510,627           -     249,015       23,374     103,538     76,834          -      57,866        -
   Interest income            237,513       9,522           -            -           -          -    227,939           -       52
   Dividends - Common Stock
    of Century Telephone
    Enterprises, Inc.         204,064     204,064           -            -           -          -          -           -        -
- ---------------------------------------------------------------------------------------------------------------------------------
      Net investment
        income (loss)       3,001,185   2,744,993    (123,374)      90,349      19,401     76,834    227,939     (35,009)      52
- ---------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants             4,339,427   1,777,940     746,066      685,344     568,571    412,237          -     149,269        -
   Company                  1,978,047   1,978,047           -            -           -          -          -           -        -
- ---------------------------------------------------------------------------------------------------------------------------------
      Total contributions   6,317,474   3,755,987     746,066      685,344     568,571    412,237          -     149,269        -
- ---------------------------------------------------------------------------------------------------------------------------------

Participant withdrawals    (2,246,498)   (655,117)   (332,230)    (149,614)   (261,114)  (658,314)  (131,916)    (54,194)  (3,999)

Other, net                    (78,861)    (59,441)     (2,914)      (1,967)     (7,327)    (1,198)         -        (513)  (5,501)

Transfers between
 funds, net                         -    (510,524)   (484,315)     114,952     (81,370)   534,896    513,734     (96,821)   9,448
- ---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)     6,993,300   5,275,898    (196,767)     739,064     238,161    364,455    609,757     (37,268)       -

Net assets available
 for benefits:

   Beginning of year       31,255,818  15,304,043   4,779,814    2,891,461   2,999,749  2,194,149  2,164,399     922,203        -
- ---------------------------------------------------------------------------------------------------------------------------------

   End of year           $ 38,249,118  20,579,941   4,583,047    3,630,525   3,237,910  2,558,604  2,774,156     884,935        -
=================================================================================================================================

See accompanying notes to financial statements.

                         CENTURY TELEPHONE ENTERPRISES, INC.
                                DOLLARS AND SENSE PLAN
                              Notes to Financial Statements
                                  December 31, 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

     Basis of Presentation

     The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

     The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

     The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     Participation

     Participation in the Plan is available to each employee of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company), other than those who are classified as associate employees, temporary employees, or employees who are covered under a collective bargaining agreement. In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company.

     In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of compensation, excluding bonuses, overtime pay and certain other non-salary compensation. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

     As of the end of each payroll period, the Company contributes to the account (Employer Contribution Account) of each participant a contribution equal to 50% (45% prior to April 1994) of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to the Plan. Company contributions may be made in cash or Century Telephone Enterprises, Inc. Common Stock (Century Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of Century Common Stock.

     An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

     The interest of a participant in his Participant Contribution Account, his Participant Rollover Account and his Employer Contribution Account is fully vested and non-forfeitable at all times.

     Reports to Participants

     All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

     Distributions

     If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

     Withdrawals

     No withdrawals will be permitted from an Employer Contribution Account. A withdrawal may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Loans to Participants

     The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the Wells Fargo Bank Prime Rate plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

     Trustee

     The Trustee of the Plan, as of December 31, 1994, was Wells Fargo Bank, N.A. The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

     Administration

     The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is paid by the Company.

     Market Value Determination

     Investments in Century Common Stock are valued at the closing market quote on December 31, 1994 and 1993, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

(2)  DESCRIPTION OF THE FUNDS

     The following is a description of each of the funds available to Plan participants as of December 31, 1994:

     (a) Century Common Stock Fund - consists of shares of Century Common Stock (52.8% and 47.4% of net assets at December 31, 1994 and 1993, respectively).

     (b) Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments (12.0% and 15.3% of net assets at December 31, 1994 and 1993, respectively).

     (c) Growth Stock Fund - consists primarily of equities expected to generate above average growth in revenues and earnings (9.5% and 9.3% of net assets at December 31, 1994 and 1993, respectively).

     (d) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (8.5% and 9.6% of net assets at December 31, 1994 and 1993, respectively).

     (e) Money Market Fund- consists primarily of short-term investments in various money market instruments (6.7% and 7.0% of net assets at December 31, 1994 and 1993, respectively).

     (f) Bond Index Fund - consists primarily of investments in government and corporate bonds (2.3% and 3.0% of net assets at December 31, 1994 and 1993, respectively).

     (g) Loan Fund - represents loans to participants from the participants' investment accounts (7.2% and 6.9% of net assets at December 31, 1994 and 1993, respectively).

     A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change his contribution percentage on a quarterly basis.

     All amounts allocated to a participant's Employer Contribution Account are invested in Century Common Stock. Participants who have not attained age 55 have no power to transfer amounts from an Employer Contribution Account to an investment fund other than the Century Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Contribution Account.

(3)  INCOME TAXES

     The Plan and related trusts meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code
     Section 501(a). A favorable determination letter was obtained in March 1988 prior to required amendments to the Company due to the Tax Reform Act of 1986 and restatement due to the change in the Trustee. The Plan is in the process of obtaining a determination letter for the restated Plan.

(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company to Wells Fargo Bank, N.A. for investment management services amounted to $124,644 for the year ended December 31, 1994.

(5)  CONCENTRATION OF INVESTMENTS

     As of December 31, 1994, 52.8% of the net assets available for benefits were invested in Century Common Stock. The remaining net assets available for benefits were invested in mutual funds managed by Wells Fargo Bank, N.A.

(6)  COMPANY/PARTICIPANT DIRECTED FUNDS

     The Century Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

     The Trustee does not maintain separate records for the Company directed and the participant directed portions of the Century Common Stock Fund, therefore, the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits includes the combined balances and activity for the Century Common Stock Fund.


                                                                    Schedule I
                        CENTURY TELEPHONE ENTERPRISES, INC.
                               DOLLARS AND SENSE PLAN

             Item 27a - Schedule of Assets Held for Investment Purposes

                                  December 31, 1994

Identity of issuer, borrower,           Description                     Current
  lessor or similar party              of Investment        Cost         Value
- -----------------------------------------------------------------------------------------

Investment in Century Common Stock   1,539,007 units/
                                       684,989 shares   $ 17,812,671   20,207,164  Note 2
Loan Fund                                    -             2,774,156    2,774,156  Note 2

Investments in Mutual Funds for
  Qualified Employee Benefit Plans:

    Asset Allocation Fund              484,439 units       4,850,221    4,582,797  Note 2
    Growth Stock Fund                  323,547 units       3,357,213    3,630,195  Note 2
    S & P 500 Stock Fund               318,366 units       3,223,751    3,237,778  Note 2
    Money Market Fund                2,558,322 units       2,558,322    2,558,322  Note 2
    Bond Index Fund                     98,983 units         971,501      884,911
- -----------------------------------------------------------------------------------------
                                                        $ 35,547,835   37,875,323
=========================================================================================

Note 1: The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A.
        Wells Fargo Bank, N. A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone
        Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

Note 2: These investments are greater than 5% of net assets available for benefits.

                                                                    Schedule II
                      CENTURY TELEPHONE ENTERPRISES, INC.
                            DOLLARS AND SENSE PLAN

                Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1994

                                                                                                      Current Value of
                                                         Redemption                                   Asset at Date of   Net
                                             Purchase    or Selling    Lease    Expense    Cost of     Acquisition or    Gain
         Description of Transaction           Price        Price       Rental   Incurred    Asset       Disposition     (Loss)
- --------------------------------------------------------------------------------------------------------------------------------
                                             (Note 2)                                                    (Note 3)
Category (3) - A series of transactions
- ---------------------------------------
   in excess of 5% of beginning of
   -------------------------------
   year Plan assets available for benefits
   ---------------------------------------

Investments in Century Common Stock
   (108 purchases, 124 sales)              $ 4,596,569      2,101,946        -        -     1,918,473          -        183,473
Investments in Mutual Funds for
   Qualified Employee Benefit Plans:
     Asset Allocation Fund
      (96 purchases, 106 sales)              1,142,334        966,962        -        -       990,702          -        (23,740)
     Growth Stock Fund
      (101 purchases, 105 sales)             1,218,860        547,101        -        -       524,144          -         22,957
     S & P 500 Stock Fund
      (92 purchases, 112 sales)                987,246        665,079        -        -       652,987          -         12,092
     Money Market Fund
      (94 purchases, 79 sales)               1,625,491      1,316,478        -        -     1,316,478          -              -



Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. sponsors these funds and, accordingly, is a party-in-interest.  Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) The purchase price denotes cost and current value of the security on the transaction date.

       (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.


                                      SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Century Telephone Enterprises, Inc.
                                       Dollars and Sense Plan


June 28, 1995                         /s/  Ray B. Finney
                                       Ray B. Finney
                                       Plan Administration Committee Member



                         CENTURY TELEPHONE ENTERPRISES, INC.

                                   Index to Exhibit



        Exhibit
        Number
- -------------------------------------------------------------------------------

         23.1                  Consent of KPMG Peat Marwick